Exhibit 2.2

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

This Amendment No. 1 to Agreement and Plan of Merger and Reorganization (this “Amendment”) is made effective as of February 11, 2014 by and among Cachet Financial Solutions, Inc., a Minnesota corporation (the “Company”), DE Acquisition2, Inc., a Delaware corporation (“Pubco”), and Cachet Acquisition Corp., a Minnesota corporation wholly owned by Pubco (“Merger Sub”).

A.	The parties hereto represent all of the parties to that certain Agreement and Plan of Merger and Reorganization, dated as of January 14, 2014 (the “Existing Agreement”); and

B.	The parties hereto desire to amend the Existing Agreement to accommodate changes on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.             Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Existing Agreement.

2.             Amendments to Existing Agreement.  The Existing Agreement is hereby amended or modified as follows:

(a)        Section 1.3(a) is hereby amended by deleting the number “1.489” and substituting in lieu thereof the number “10.9532.”  All references to “Merger Exchange Ratio” in the Existing Agreement, as amended, will reflect the foregoing substitution.

(b)        Section 1.9 is hereby amended to append the following language immediately following the existing text: “All shares of Pubco Common Stock held by any Initial Stockholder immediately prior to the Merger will be included as if held by the Initial Stockholders as of the Adjustment Date, whether or not an Initial Stockholder has transferred or otherwise disposed of such shares before the Adjustment Date.”

(c)        Section 1.10 is hereby added to the Existing Agreement to read as follows:

1.10      Second Post-Closing Adjustment.  On the date that is one hundred twenty one (121) calendar days after the Closing date (the “Second Adjustment Date”), each Initial Stockholder will receive, for no additional consideration, such number of additional shares of Pubco Common Stock as may be necessary to result in all Initial Stockholders holding, in the aggregate, 3.0% of the number of shares equal to the sum of (a) the number of shares of Pubco Common Stock (whether fully vested or subject to restrictions) outstanding as of the Second Adjustment Date, (b) the number of shares of Pubco Common Stock underlying all Pubco Convertible Securities (including any rights to acquire Pubco Common Stock through the exchange or conversion of indebtedness) outstanding as of the Second Adjustment Date, and (c) any subscribed rights to purchase Pubco Common Stock or Pubco Convertible Securities (whether or not fully paid or settled) outstanding as of the Second Adjustment Date.  As soon as practicable after the Second Adjustment Date, each Initial Stockholder will receive a book entry on the books and records of Pubco for, and (if so determined by the Board of Directors of Pubco) stock certificates representing such Initial Stockholder’s pro rata portion of the Second Adjustment Shares, determined based on the number of shares of Pubco Common Stock held by such Initial Stockholder as compared to all Initial Stockholders on the Second Adjustment Date and rounded down to the next whole share.  All shares of Pubco Common Stock held by any Initial Stockholder immediately prior to the Merger or received pursuant to the adjustment set forth in Section 1.9 will be included as if held by the Initial Stockholders as of the Second Adjustment Date, whether or not an Initial Stockholder has transferred or otherwise disposed of such shares before the Second Adjustment Date.

(d)        Section 1.11 is hereby added to the Existing Agreement to read as follows:

1.11      Subsequent Issuances of Securities.  Until such time as a majority of the Pubco Board of Directors is composed of persons who are former holders of Company Common Stock, Pubco will not issue any securities without the prior written consent of the Company, nor will the Company issue any securities without the prior written consent of Pubco.

3.             Waiver. In accordance with the requirements of Section 8.7 of the Existing Agreement, each of the undersigned hereby waives the application of Section 6.1(f) and consents to the completion of the transactions contemplated by the Agreement, including but not limited to the Merger, in accordance with all other terms and conditions of the agreement as set out therein.  In addition, Pubco and Merger Sub hereby waive the conditions to the Closing set forth in Sections 6.2(a)(ii), and the Company hereby waives the condition to Closing set forth in Section 6.3(h).

4.             Limited Effect.  Except as expressly provided in this Amendment, all of the terms and provisions of the Existing Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties hereto.  Each reference in the Existing Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” or words of like import will mean and be a reference to the Existing Agreement as amended by this Amendment.

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In Witness Whereof, the parties hereto have caused this Amendment to be executed as of the date first written above.

CACHET FINANCIAL SOLUTIONS, INC.: a Minnesota corporation By: Name: Jeffrey C. Mack Title: CEO/President	DE ACQUISITION 2, INC.: a Delaware corporation By: Name: Terril H. Peterson Title: President
CACHET ACQUISITION CORP.: a Minnesota corporation By: Name : Terril H. Peterson Title: President

Signature Page —
Amendment No. 1 to
Agreement and Plan of Merger and Reorganization